UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA

MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA

MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Shareholders Notice dated January 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 1, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to articles 181, 182, 183 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to the Ordinary and Extraordinary Stockholders' Meeting to take place at 12:00 Hrs on February 21, 2018 at the offices of the Company, located at Prolongación Paseo de la Reforma número 500, módulo 207, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Discussion and, in its case, approval of the creation of a Fund to repurchase the Company's own shares.

II.	Appointment of special delegates to formalize and carry out the resolutions adopted by the Meeting.

In order to attend the Meeting, stockholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company, at Prolongación Paseo de la Reforma número 500, floor 2, módulo 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in Mexico City. Likewise, stockholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities prepared for that purpose, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of article 27 of the Mexican Federal Tax Code. The Registry of Stockholders shall be closed three business days before the date of the Stockholders' Meeting takes place.

Likewise, the information mentioned in the points of the Agenda, under the provisions in articles 16 bis of the Law on Credit Institutions and 49 subsection I of the Market Law, shall be at the stockholders' disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph from the date of publication of this call.

The stockholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of articles 16 of the Mexican Banking Law and 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the stockholders from the date hereof at the domicile of the Secretary of the Company so that they may collect them and distribute them among their representatives.

Mexico City as of January 31, 2018

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors